October 19, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Puget Energy, Inc.
Request for Withdrawal of Amendment No. 1 on Form S-4/A to Registration Statement on Form S-4
File No. 333-249282

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Puget Energy, Inc. (the “Company”) hereby requests to withdraw the above-referenced Amendment No. 1 on Form S-4/A (the “Amendment”) to its Registration Statement on Form S-4. The Amendment was inadvertently filed after the Registration Statement was declared effective at 11:30 a.m., Eastern Time, on Friday, October 16, 2020. No securities were sold in connection with the offering. The Company will file the prospectus contained in the Registration Statement pursuant to Rule 424(b)(3) under the Securities Act.

Very truly yours, PUGET ENERGY, INC.

By:	/s/ Cara Peterman
Cara Peterman Corporate Treasurer